SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:   000-24293

CUSIP Number: 502079 10 6

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For period ended  December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Full Name of Registrant

N/A_____________________________________________
Former Name if Applicable

3600 Mueller Road __________________________________
Address of Principal Executive Office (Street and Number)

St. Charles, Missouri 63302-0900________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

The Annual Report on Form 11-K for year ended December 31, 2005 (“2005 Form 11-K”) of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) cannot be filed within the prescribed time period because additional time is necessary to prepare the Plan’s financial statements. Consequently, the Plan’s 2005 Form 11-K cannot be filed by its due date of June 29, 2006; however, the Plan expects to file its 2005 Form 11-K no later than July 14, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Lawrence E. Dickinson	(636)	916-2150
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

By: LMI Aerospace, Inc.

Date: June 26, 2006	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Chief Financial Officer and Secretary

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